UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2019

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date December 13, 2019	By	/s/ Wang Jian
	Name:	Wang Jian
	Title:	Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

(1) POSTPONEMENT OF 2019 FIRST EXTRAORDINARY

GENERAL MEETING;

(2) EXTENSION OF BOOK CLOSURE PERIOD; AND

(3) DESPATCH OF SUPPLEMENTAL NOTICE AND

REVISED PROXY FORM

References are made to the circular (the “Circular”) dated 30 September 2019 of China Eastern Airlines Corporation Limited (the “Company”) and the notice dated 30 September 2019 in relation to the 2019 first extraordinary general meeting (the “EGM”), which was scheduled to be held at The QUBE Hotel Shanghai Hongqiao, No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the People’s Republic of China at 9:30 a.m. on Friday, 20 December 2019 (the “Original Notice”). Unless otherwise indicated, capitalised terms used in this announcement shall have the same meanings as those defined in the Circular and the Original Notice.

1.	POSTPONEMENT OF EGM

The board of directors of the Company (the “Board”) announces that, because China Eastern Air Holding Company Limited, the controlling shareholder of the Company, intends to propose to the EGM new resolutions namely “to consider and approve the election of the Directors of the ninth session of the Board of the Company”, “to consider and approve the election of the independent non-executive Directors of the ninth session of the Board of the Company” and “to consider and approve the election of the Supervisors of the ninth session of the Supervisory Committee of the Company” (which has incorporated Resolution No. 5 in the Original Notice namely “to consider and approve the election of Mr. Fang Zhaoya as a shareholder representative Supervisor of the Supervisory Committee of the Company”) on 12 December 2019, taking into consideration of the fact that the selection process in respect of the candidates for Directors of the Company has yet to fulfil the relevant legal and regulatory procedures, the Company hereby postpones the EGM scheduled to be held at 9:30 a.m. on Friday, 20 December 2019 to 9:30 a.m. on Tuesday, 31 December 2019.

The venue of the EGM will remain unchanged at The QUBE Hotel Shanghai Hongqiao, No. 200, Lane 1588, Zhuguang Road, Xujing Town, Qingpu District, Shanghai, the People’s Republic of China. The supplemental notice containing the details of the new resolutions to be considered at the EGM has been despatched to the shareholders of the Company on 12 December 2019.

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2.	EXTENSION OF BOOK CLOSURE PERIOD

To determine the Shareholders who are entitled to attend and vote at the EGM, the H Share register of members of the Company has been closed from Wednesday, 20 November 2019 and the book closure period was scheduled to end on Friday, 20 December 2019 (both days inclusive). Due to the postponement of the EGM, the book closure period of the H Share register of members of the Company will be changed to from Wednesday, 20 November 2019 to Tuesday, 31 December 2019 (both days inclusive) accordingly. Shareholders whose names appear on the H Share register of members at 4:30 p.m. on Tuesday, 19 November 2019 are entitled to attend and vote at the EGM after completing the registration procedures for attending the EGM.

For H shareholders who intend to attend and vote at the EGM, all transfer documents accompanied by the relevant H Share certificates must have been delivered to Hong Kong Registrars Limited, the H Share registrar of the Company, at Rooms 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong no later than 4:30 p.m. on Tuesday, 19 November 2019 for registration.

3.	DESPATCH OF SUPPLEMENTAL NOTICE AND REVISED PROXY FORM

The supplemental notice of the EGM together with the revised proxy form (the “Revised Proxy Form”), containing the new resolutions to be considered, has been despatched to the Shareholders and published on the websites of the Company and the Hong Kong Stock Exchange on 12 December 2019.

Shareholders who have the right to attend and vote at the EGM are entitled to appoint in writing one or more proxies (whether a Shareholder or not) to attend and vote at the meeting on their behalf. The instrument appointing a proxy must be duly authorised in writing by the appointor or his/her attorney. If such instrument is signed by an attorney of the appointor, the power of attorney authorising such attorney to sign or other documents of authorisation must be notarially certified.

The proxy form for the EGM (the “Original Proxy Form”) has been sent to the Shareholders on 30 September 2019. Shareholders who have already completed and lodged the Original Proxy Form should note that the Original Proxy Form is no longer applicable for use at the GM. For H shareholders of the Company, the Revised Proxy Form together with the notarially certified power of attorney or other documents of authorisation must be delivered to Hong Kong Registrars Limited, the H Share registrar of the Company, not less than 24 hours before the time scheduled for the holding of the EGM before such documents would be considered valid. For details of the use and validity of the Revised and Original Proxy Forms, please refer to the supplemental notice of the EGM.

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Save for the matters mentioned in this announcement, other matters in the Original Notice remain unchanged.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 12 December 2019

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman), Tang Bing (Director), Lin Wanli (Independent non-executive Director), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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